UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 20, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 20, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529 and File No. 333-147024) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 and October 30, 2007, respectively and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

XTL Biopharmaceuticals Signs $108 Million Deal for the Licensing of its Pre-Clinical Program in Hepatitis C to Presidio Pharmaceuticals

Valley Cottage, NY, March 20, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) announced the licensing of its pre-clinical program in Hepatitis C focused on the NS5A target (the “Program”) to San-Francisco based Presidio Pharmaceuticals, Inc. Presidio is a private biotechnology company focused on the development and commercialization of anti-viral therapeutics and is backed by some of the most prominent investors in the biotechnology sector, including Panorama Capital, Bay City Capital, Baker Brothers Investments, and Ventures West. Presidio’s scientific team is headed by Dr. Richard Colonno, who until recently was Vice President of Infectious Disease Drug Discovery at Bristol-Myers Squibb, where he was responsible for Bristol-Myers Squibb’s antiviral drug discovery efforts, including their Hepatitis C and B and HIV programs.

Under the license agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Program. XTL will receive an upfront payment of $4 million, and up to an additional $104 million upon reaching certain development and commercialization milestones. In addition, XTL will receive a royalty on direct product sales by Presidio, and a percentage of Presidio’s income if the Program is sublicensed by Presidio to a third party.

Ram Waisbourd, Vice President of Business Development of XTL, commented: “We have great confidence in Presidio’s ability to move the Program forward rapidly. We believe that Presidio has a dynamic and experienced management team, and a solid scientific team headed by Dr. Richard Colonno - who was a major contributor to the discovery and advancement of several antiviral drug candidates into clinical trials, two of which, atazanavir for HIV, and entecavir for Hepatitis B, are currently approved drugs.”

Ron Bentsur, XTL’s CEO commented: “We are excited about this licensing transaction with a motivated and capable partner such as Presidio. This transaction allows us to solidify our financial position by bringing in $4 million dollars in cash and eliminating the ongoing development expense of the Program, while preserving a significant share in the Program’s future success. We believe that this transaction extends our financial resources well into Q1 2009, and provides us with a financial cushion as we head towards the completion and announcement of results from the Bicifadine Phase 2b study, expected in Q4 2008.”

The Program focuses on the development of novel small molecule inhibitors against the Hepatitis C virus, and is presently in advanced stages of lead optimization. The current lead compounds target NS5A - a viral protein that is essential for viral production. NS5A is distinct from the protease and polymerase. The Program’s lead compounds are highly potent inhibitors of viral replication in the replicon assay, which is known to have good correlation with clinical efficacy and is currently the leading method for preclinical testing of inhibitors of the Hepatitis C Virus.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

ABOUT PRESIDIO
Presidio Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Presidio has raised over $27 million in financing from Panorama Capital, Baker Brothers Investments, Bay City Capital, Ventures West, Nexus Medical Partners, and Sagamore Bioventures. For more information, please visit our website at www.presidiopharma.com.

Contact:
Omar K. Haffar, Ph.D.
President and Chief Executive Officer
omar@presidiopharma.com
415-655-7561

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our pre-clinical compounds for hepatitis C from our XTL-DOS program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to complete in a timely and cost effective manner clinical trials on Bicifadine, which could directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; the success of our drug development and marketing arrangements with third parties; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 20, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer